Filed by Graf Global Corp.

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Halfcourt Holdco, Inc.

Commission File No.: 001-42142

Date: October 29, 2026

On October 29, 2026, O'Shea Jackson (“Ice Cube”), an executive officer of BIG3 HoldCo LLC, which is a party to the previously disclosed Business Combination Agreement, dated as of June 12, 2026, with Graf Global Corp. and Halfcourt Holdco, Inc., among other parties, participated in an interview with CNBC Power Lunch. The transcript of said meeting can be found below:

Kelly Evans (00:19):

That was the big shot that won the BIG3 championship this season. It's a half court 3-on-3 league featuring former NBA stars, international players, and anybody else who proves they have the chops to get out there on the court. Now the league is eyeing an even bigger stage, Wall Street, the BIG3 looking to go public with a reported valuation of $290 million. For more on the league's plans and what's next, let's bring in BIG3 co-founder and CEO, Ice Cube. Cube, it's great to see you today.

Ice Cube (00:51):

Hey, thanks for having me.

Kelly Evans (00:52):

Okay. So you told our colleague Scott Wapner about four months ago, you thought that it would be next quarter, the end of the year that this would go public. Has the timing changed?

Ice Cube (01:05):

Just slightly. I mean, you can actually get T-O-N-T right now, which stands for 3-on-3, but it's really going to go through the merger. It's going to go through early '27. So it's slightly off, but usually we're on time.

Kelly Evans (01:27):

I'm curious, why take the BIG3 public rather than go the route that seems to be working for NBA, WNBA, women's soccer? Any franchise that you can think of is now seeing their valuations rise with private investment?

Ice Cube (01:47):

Yeah. Well, when we started in 2017, we promised we was changing the game for the better. And so that doesn't just go for our players, our coaches, but it goes for our fans. It's a league that's grown over nine years, proven itself. Now is the time to let everybody get some of the upside. Those other leagues were started and maintained with an exclusive club.The fans, all they get to do is buy some merch, go to a game, try to find it on a streaming service, but they can't be a part of the upside. Why not? That's why I'm glad we're the first league to do it, the first professional league to let the public actually contribute in the growth of the league. Anybody with vision can see this is a once in a lifetime opportunity because we are the next emergent sport. We've proven ourselves over nine seasons going into our 10th season that, even through a pandemic, that fans want the BIG3.

Brian Sullivan (03:05):

I was going to say, why are you so bullish and optimistic about the growth prospect for the league?

Ice Cube (03:12):

Because the vision is global. We can own 3-on-3, not only in the pro space, but in the youth space. There's so much room for growth. There's so many revenue streams that's out there that we can really tap into with the right capital and the right people in place as far as we want to hire more people. We've been a lean and mean organization for nine years, which is great because it made us really calibrate the business model. But now it's time to put some fuel to the fire and grow this league. We want to have a bigger footprint. 10 weeks in the summer is not enough. We want more teams. We want a global game. You've just seen the World Cup. We can do the Big Cup. We've been talking to Australia about a BIG3 Australia, the NBL out there. We've been talking to the East Asian Super League about a BIG3 Asia, and we can create what we call the Big Cup of 3-on-3 all over the world getting together to see who's the best.

Brian Sullivan (04:31):

Speaking of the other football, you're an LA guy. Anything you can do about my Chargers? Can you buy the Chargers? Maybe put together a group, maybe put together a group? I mean, they're right there in your backyard. Why not? Help us out.

Ice Cube (04:46):

I'm the president of Raider Nation. I can't do that, but I heard they going for cheap right now. Please somebody took them off LA hands.

Kelly Evans (04:54):

That's sad.

Brian Sullivan (04:56):

Why does it got to go there? I mean, I get it. Okay, fine. Raiders finally, I think I have a winning record for the first time in 50 years at this time.

Ice Cube (05:04):

Yeah. I mean, we're actually 3-4.

Brian Sullivan (05:06):

Oh, so I was wrong in a good way.

Ice Cube (05:10):

We have to fix that next week.

Brian Sullivan (05:13):

Chargers are going 0-7 Sunday.

Ice Cube (05:14):

Chargers, they need their own city.

Kelly Evans (05:18):

Don't they have it? It's San Diego.

Brian Sullivan (05:20):

What's that? Yeah, exactly. Well, that's a fair point.

Kelly Evans (05:23):

All right.

Ice Cube (05:23):

Thank you.

On October 29, 2026, O'Shea Jackson (“Ice Cube”), an executive officer of BIG3 HoldCo LLC, which is a party to the previously disclosed Business Combination Agreement, dated as of June 12, 2026, with Graf Global Corp. and Halfcourt Holdco, Inc., among other parties, participated in an interview with TBPN. The transcript of said meeting can be found below:

John Coogan (00:00):

Our next guest is Ice Cube, the co-founder and CEO of BIG3. Welcome to the show, Cube. How are you doing?

Ice Cube (00:07):

Pretty good. How you doing?

John Coogan (00:09):

We're doing fantastically. Thank you so much for taking the time. Get us up to speed on BIG3. Can you take us back in time? How did this get started?

Ice Cube (00:20):

Just as a fan, I wanted more basketball. I missed Kobe's last game. He scored 60 points. I wasn't there. I was a little PO because I wasn't there. So I was like, "Man, it's a shame that there's nowhere else for this guy where I could see this guy play and why?" And looking around, there's nothing there. No other pro basketball. It is around the world, but not in the United States. And then being at the time, 47 years, going through 47 summers between basketball and NFL, I used to hibernate.

Jordi Hays (01:18):

I can't do this again.

John Coogan (01:19):

No baseball

Jordi Hays (01:20):

Thing. I don't have another summer in me.

Ice Cube (01:22):

And there's got to be millions of people out there just like me that needs more hoops after the finals. We have the finals hangover. We need more. And we found a void in the industry because 3-on-3 was sitting there. Why isn't it professionalized? We looked at what FIBA was doing and it was very amateurish and we was like, we can do 10 times, 100 times better than what they doing with the game of 3-on-3. S me and my partner, Jeff Kwatinetz, we just tried to figure out, we spent a year trying to figure out how to professionalize 3-on-3.

John Coogan (02:11):

So what was the first step? Was it you built a deck, you made some phone calls? Are you calling athletes or investors or stadiums or locations? What's the sequence of events to actually get this off the ground?

Ice Cube (02:23):

I mean, the first step was coming up with cool rules that were cooler than what you see in 3-on-3. Why was the FIBA game, why did it feel so like a backyard playground game when we're trying to create a pro sport? So it was just to build a better mousetrap, so to speak, and make our game more fun to play and fun to watch, to make it bite size where you can watch a BIG3 game in an hour where most games are three hours. So those kind of things, making the game faster. So rules was, and we argued back and forth on the intricacy of the rules and how we going to make our game great for the public to watch.

John Coogan (03:22):

What was the most contentious rule or what rule were you, when you found it, you were like, "This is the secret. This is the rule that's going to make it work."

Ice Cube (03:32):

First of 50 win, meaning this was a sprint, no garbage minutes because there are minutes. There's a 14 second shot clock though. So you can't play around with the ball. You got to get a shot up. So those rules, that was to me, every game there's a winning shot. There's always a game winning shot in every BIG3 game. So to eliminate the clock was to eliminate lazy play and people just watching the clock, "Oh, we got a big league. Let the game, let the time run out." No, you have to score 50 points. So it's an all out sprint to the finish line.

John Coogan (04:19):

Yeah. How did you think about marketing, promotion of the league, obviously of deep roots in media broadly, but what did you think was going to be the key to raising awareness, getting attendance up, getting distribution in the modern era or through traditional channels?

Ice Cube (04:39):

I mean, we looked at a lot of leagues and what fueled them. We had to look at Vince McMahon, Dana White, leagues that had personalities that could evangelize the league to the public and show the public why they should be interested in professional 3-on-3. Yours truly was the guy, passionate guy and built up decades of credibility of I'm not going to steer you wrong when it comes to hopefully music and movies and the things that I say are cool. Usually people agree. So we had that. And then it was connecting with the history of basketball. Some of the greatest names, Dr. J been with the league 10 years, Clyde Drexler been with the league 10 years, ICE man George Gervin just retired, but he was with the league eight years. Now he's in the front office in our Detroit franchise. Gary Payton been with the league 10 years. Nancy Lieberman, eight years. So it's been connecting with those great basketball greatness and having them endorse what we're doing, overseeing what we're doing, making sure we're doing it the right way so the athletes are taken care of and everybody's happy coaches. We want everybody to have fun with the BIG3 and make it an enjoyable experience.

John Coogan (06:43):

How are you attracting new talent, new athletes? I can imagine if somebody who's in the NBA sees you calling, they're going to pick up, but at the same time they might say, "Hey, I got a couple more years than me. I'm not ready to move on." What has it been like building the talent pipeline?

Ice Cube (07:01):

Well, it's been awesome. We've had some of the greatest players that ever played a game come through our league far as first round picks, all stars, champions, even hall of famers when you look at people like Alan Iverson playing in the BIG3. So we don't have a problem attracting the talent. The thing is we want to offer more. We have eight teams. We need to expand that. We need 12 teams. We need 16, 20 teams. We always have a pool of players who want to play in the BIG3 but can't because it's a numbers game. So this is what this IPO is going to allow us to do is expand and to really grow and have a bigger footprint, which is more attractive to sponsors. What's holding us back is we only got 10 games. If we had 20 games or 25 like the NFL, we could really expand our sponsors, what we can offer to platform broadcaster, media deals. We just got to offer more of this good stuff.

John Coogan (08:24):

Yeah. So yeah, what else are you using the capital for as you scale the business? Are cities receptive to bringing new teams to town? Is it easy to get up and running if you have the capital to go and do a new team in a new city?

Ice Cube (08:42):

Without a doubt. It's pretty turnkey because we owned all the teams for so long, even 12. So we were able to make that work and we're able to get new owners and walk them through and help them get up to speed and then let them take over. Cities have been extremely receptive everywhere we go. They want the BIG3. We've been to London, we've been to Toronto. We see this as a global league. We want teams in London and Toronto, Mexico City, Puerto Rico. We see this as not just stuck in the US, but we can expand the league. So sky's the limit. We want to shore up. We've been a lean and mean league, which has been great because we've been cost effective with how we operate, but we want to hire the best people to help us shore up the foundation of the league and really work on the growth of the league.

(09:51):

We're talking to some very smart people across the board and they're just in the wings waiting for the opportunity to help us exploit and take out the opportunities that's out there. Look, if you look at this, we can own 3-on-3 all over the world, not only just at the pro level, but the youth level. We can have the playing 3-on-3 all over the world, BIG3 rules, BIG3 colors, and the public can help us do it. It's an amazing opportunity.

Jordi Hays (10:27):

Yeah. What's the team like today? You're slated for a SPAC. Are you excited for the public markets for your first earnings call?

Ice Cube (10:40):

I am. It's really about giving people who love sports and a unique opportunity that don't come around. It's a once in a lifetime thing. If you look at the history of sports, it's been an exclusive club and you got to be part of the club to get in. Here, you just got to want to be part of the league in a bigger way than just buying merch or watching a game or you want to be part of the growth of the league and participate on the upside when we do start rolling downhill. If you look around, nobody else is emerging. Nobody else has nine seasons proven that we have a great fan base and this works. We just got to add some fuel to the fire.

John Coogan (11:33):

Building that fan base, how important is it that players have personal social media presences? We were talking to Eli Manning about the intense pressure of young rookies in the NFL to start a podcast or start doing media or be in movies. You've obviously been in entertainment for years. I'm interested in how you're talking to players about grappling those trade-offs. Because of the nature of the league, is there more flexibility to go and build your own fan base and then bring them along for the ride?

Ice Cube (12:07):

Without a doubt. When we set to build the BIG3 in 2016, we wanted to do things better than the other leagues. The other leagues, they lean into their sports, but music and culture is kind of like a byproduct. But here it's the perfect intersection. There's sports which we take extremely serious, the game, but we also understand that there's culture, music, and this is an intersection of that. So we want to have more fun than the other leagues. We want our fans to have more fun with the game. And so we want to do things a little different. We want to create more of a festival, more of an interactive experience with the fans and the players and the coaches. And we want to do things that, like I said, other leagues are not doing and there's nothing stopping us from doing that.

John Coogan (13:16):

Last year -

Jordi Hays (13:17):

I want you to be really honest with me. So John is 6'8", never had a run in basketball, but I'm wondering if there's a way that he could walk on, if there's a way that -

John Coogan (13:28):

Yeah, what does it take to actually?

Jordi Hays (13:30):

What does it actually take? He's got -

John Coogan (13:32):

Are there open tryouts?

Jordi Hays (13:33):

He's got at least a few thousand people that really want to see him ball.

John Coogan (13:38):

For sure.

Jordi Hays (13:41):

Any way he could walk on, maybe like a celeb shot?

Ice Cube (13:46):

Well, we definitely can have him in our celebrity game. Okay.

John Coogan (13:51):

There we go.

Jordi Hays (13:53):

It might be better to do a podcast or game.

John Coogan (13:55):

Oh yeah. We can get Rogan and Huberman in there.

Ice Cube (14:02):

If you're invited to our combine, I know some people that might can get you in there.

John Coogan (14:06):

Okay.

Jordi Hays (14:07):

I'm not really asking for an easy way in. I just want him to have a chance. That's what it takes.

John Coogan (14:14):

It's not easy. No.

Ice Cube (14:16):

Going through the combine, you got over a hundred guys, maybe 120 guys going for 23 spots.

John Coogan (14:29):

And they've mostly played basketball before, unlike me?

Ice Cube (14:34):

Definitely. They played all over the world.

John Coogan (14:36):

I think I'll be at a disadvantage.

Ice Cube (14:38):

They played all over the world. Yeah. You need to come. Just come kick it with me on the front row.

John Coogan (14:44):

Yeah. I think I'll be in the stands actually, now that I think about it. That probably, an owner might be more suited for me.

Ice Cube (14:51):

Yes. Yes.

John Coogan (14:53):

But it'd be fun. It'd be fun. You mentioned sponsors, you mentioned the revenue ramp. I'm interested in how you've been thinking about prediction markets, betting sites. We saw last year every league was sort of, are they going Kalshi? Are they going Polymarket, DraftKings? Have you solved that puzzle? Are you still thinking about bringing those markets into the league in some way? Is there demand for that? How have you personally sort of grappled with the last year of the rise of prediction markets?

Ice Cube (15:26):

Yeah. I mean, we've been talking to them all, seeing which one is ready to be a real partner with the BIG3.

John Coogan (15:35):

Cool.

Ice Cube (15:36):

You can definitely, I guess, gamble on those sites or have fun on those sites with the BIG3, but we want to be a part of it in some way, shape or form, but it got to be the right partner and the right commitment.

John Coogan (15:54):

Yeah. Yeah, that makes a lot of sense. Well, thank you so much for coming on the show. Jordi, do you have anything else?

Jordi Hays (15:59):

No, this was great.

John Coogan (16:00):

Yeah, this was fantastic.

Jordi Hays (16:01):

Very cool journey.

John Coogan (16:01):

Congrats on the progress, the S4 filing and the SPAC merger with Graf Global Group. I'm sure it'll be a huge run ahead of you. I mean, amazing -

Jordi Hays (16:12):

Public company CEO,

John Coogan (16:14):

Incoming. Years and years of hard work to get here, years and years of hard work ahead of you, but we're extremely optimistic.

Ice Cube (16:21):

Do yourself a favor.

John Coogan (16:22):

Yeah.

Ice Cube (16:22):

Buy T-O-N-T.

John Coogan (16:24):

Okay. Thank you. Thank you.

Jordi Hays (16:26):

And not financial advice though, right?

John Coogan (16:27):

Not financially. Have a great one. Cheers. We'll talk to you soon.

Jordi Hays (16:33):

See you.

John Coogan (16:33):

Have a good one.

IMPORTANT LEGAL INFORMATION

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination among Graf Global Corp. (“GRAF”), BIG3 HoldCo LLC (“BIG3”), and Halfcourt Holdco, Inc. (“Pubco”) pursuant to the business combination agreement dated June 12, 2026, GRAF, BIG3, and Pubco have prepared and filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) containing a preliminary proxy statement/prospectus. After the Registration Statement is declared effective, GRAF will mail the proxy statement included therein to holders of GRAF’s ordinary shares in connection with GRAF’s solicitation of proxies for the vote of the GRAF shareholders with respect to the proposed business combination. Investors, shareholders and other interested persons are urged to read the Registration Statement and any amendments thereto, as well as any other relevant documents filed with the SEC when they become available because they will contain important information about GRAF, BIG3, Pubco and the proposed business combination. Investors and shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to Graf Global Corp., 1790 Hughes Landing Boulevard, Suite 400, The Woodlands, TX 77380.

This communication is not a substitute for the Registration Statement or any other document that may be filed by GRAF, BIG3, or Pubco with the SEC. INVESTORS AND SHAREHOLDERS OF GRAF ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED BY EACH OF THE PARTIES WITH THE SEC IN CONNECTION WITH THE TRANSACTION, INCLUDING THE REGISTRATION STATEMENT (WHEN THEY ARE AVAILABLE), BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are or will be able to obtain these documents (when they are available) free of charge from the SEC’s website at www.sec.gov and at the contact information above.

Participants in the Solicitation

GRAF, BIG3, Pubco, and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of GRAF’s shareholders in connection with the proposed business combination and other matters set forth in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. Additionally, investors and security holders may obtain more detailed information regarding the names and interests of GRAF’s directors and officers in the proposed business combination in GRAF’s filings with the SEC, including GRAF’s Annual Report filed on Form 10-K under the headings “Directors, Executive Officers and Corporate Governance”, “Executive Compensation”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Certain Relationships and Related Transactions, and Director Independence”, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1897463/000110465926058645/tmb-20251231x10k.htm and in GRAF’s definitive proxy statement filed with the SEC on Schedule 14A, under the heading “Interests of the Graf Insiders”, which is available at https://www.sec.gov/Archives/edgar/data/1897463/000110465926071445/tm2615987d2_def14a.htm.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to GRAF, BIG3, Pubco and the proposed business combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding GRAF, BIG3, Pubco, the proposed business combination and statements regarding the anticipated benefits and timing of the completion of the proposed business combination, the assets held by GRAF, BIG3, Pubco, the anticipated business of BIG3 and the market in which it operates, planned business strategies, plans and use of proceeds, objectives of management for future operations of BIG3, expected operating costs of PubCo, BIG3 and their subsidiaries, the upside potential and opportunity for investors, BIG3’s plan for value creation and strategic advantages, market size and growth opportunities, competitive position and the interest of other corporations in similar business strategies, market trends, future financial condition and performance and expected financial impacts of the proposed business combination, the satisfaction of closing conditions to the proposed business combination and the level of redemptions of GRAF’s public shareholders, and GRAF’s, BIG3’s, and Pubco’s respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “expect,” “anticipate,” “intend,” “future,” “potential,” “plan,” “may,” “will,” “will be,” “will continue,” and similar expressions; but this communication may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: uncertainties as to the timing of the proposed business combination; the risk that the proposed business combination may not be completed in a timely manner or at all; the risk that the proposed business combination may not be completed by GRAF’s business combination deadline; the failure by GRAF, BIG3, and Pubco to satisfy the conditions to the consummation of the proposed business combination, including the approval of GRAF’s shareholders; the risk that the announcement and pendency of the proposed business combination could have adverse effects on the market price of GRAF’s securities, including if the proposed business combination is not consummated; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the failure of PubCo to obtain or maintain the listing of its securities on a national securities exchange after the closing of the proposed business combination; costs related to the proposed business combination; changes in business, market, financial, political and regulatory conditions; the effect of the announcement or pendency of the proposed business combination on BIG3’s ability to retain and hire key personnel, to maintain relationships with business partners, or its operating results and business generally; risks related to diverting BIG3’s management’s attention from BIG3’s ongoing business operations; risks related to increased competition in the industries in which BIG3 will operate; risks that after consummation of the proposed business combination, BIG3 experiences difficulties managing its growth, expanding operations, or executing its strategies; the risk that the expected benefits of the proposed business combination are not realized when and as expected; the outcome of any potential legal proceedings that may be instituted against GRAF, BIG3, Pubco or others following announcement of the proposed business combination; and those risk factors discussed in documents of PubCo, BIG3 or GRAF filed, or to be filed, with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of PubCo, BIG3, GRAF or any of their respective affiliates. No such offering of securities will be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein; any representation to the contrary is a criminal offense.